UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 28, 2017

MaxLinear, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34666	14-1896129
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5966 La Place Court, Suite 100, Carlsbad, California 92008

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (760) 692-0711

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On March 28, 2017, Exar Corporation, a Delaware corporation (“Exar”), MaxLinear, Inc., a Delaware corporation (“MaxLinear”), and Eagle Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of MaxLinear (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). On March 28, 2017, the boards of directors of MaxLinear, Merger Sub, and Exar unanimously approved the terms of the Merger Agreement.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub shall commence a cash tender offer (the “Offer”) to acquire all of the shares of Exar’s common stock (“Company Shares”) for a purchase price of $13.00 per share, net to the holders thereof in cash, without interest (the “Offer Price”). The consummation of the Offer is conditioned on (i) the tender of a number of Company Shares that, taken together with any Company Shares then owned by MaxLinear and Merger Sub, represent one more than 50% of the sum of (A) all then outstanding Company Shares plus (B) the number of shares underlying all then outstanding Vested Company Options plus (C) the number of shares issuable upon settlement of all then outstanding Company Restricted Stock Units (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), by the depositary for the Offer pursuant to such procedures); (ii) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (iii) the performance and compliance by Exar in all material respects of all of its covenants and obligations; (iv) the accuracy of the representations and warranties of Exar contained in the Merger Agreement, subject to certain materiality qualifiers; (iv) the absence of an occurrence of any Material Adverse Event, as defined in the Merger Agreement; (v) the completion of a marketing period of fifteen business days in connection with the Debt Financing (as described below); and (vi) other customary conditions.

The Offer will expire at midnight, on the 20th business day (calculated in accordance with the rules of the Securities Exchange Act of 1934) following the commencement date of the Offer unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”)

Following the completion of the Offer, pursuant to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub will be merged with and into Exar (the “Merger”), each Company Share that is then outstanding (other than shares owned by MaxLinear, any subsidiary of MaxLinear or Exar, or treasury shares, and shares with respect to which appraisal rights are properly exercised in accordance with Delaware law) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, and Exar will continue as the surviving corporation of the Merger and as a wholly-owned subsidiary of Parent.

Each outstanding and vested option to purchase Shares with an exercise price less than the Offer Price will be cancelled and automatically converted into the right to receive a cash payment, without interest and subject to applicable tax withholding, equal to the product of (x) the total number of Shares subject to such option, multiplied by (y) the amount by which the Offer Price exceeds the exercise price per share of such option. Each outstanding option that is subject to time-based vesting and is unvested, or, that is vested and has an exercise price greater than or equal to the Offer Price, both held by continuing service providers, will be assumed by MaxLinear and converted into an option to purchase an adjusted number of shares of Class A Common Stock of MaxLinear, at an adjusted exercise price, but with the same terms and conditions, including vesting, that applied prior to the Merger. At the Effective Time, each then-outstanding and unvested restricted stock unit and performance stock unit that is subject solely to time-based vesting (or otherwise becomes subject to time-based vesting in accordance with the Merger Agreement) and is held by a continuing service provider will be assumed by MaxLinear and converted into an award to acquire an adjusted number of shares of Class A Common Stock of MaxLinear, but with the same terms and conditions, including vesting, that applied to the award prior to the Merger. Awards with performance-based vesting, performance options and performance stock units with performance periods ending on or before the end of fiscal 2017 will vest to the extent the applicable performance criteria is achieved or the awards otherwise vest pursuant to a separate agreement. Performance options and performance stock units with performance periods ending in fiscal 2018 and beyond will be assumed for an adjusted number of shares of Class A Common Stock of MaxLinear, at an adjusted exercise price (if applicable), with performance deemed achieved at target as of the Merger. Following the Merger, such assumed awards will vest over their original time-based vesting schedule.

Exar has agreed to customary restrictions on the operations of its business refrain from engaging in certain activities until the Effective Time of the Merger. In addition, under the terms of the Merger Agreement, Exar agrees not to solicit or support any alternative acquisition proposals, subject to customary exceptions for Exar to respond to and support unsolicited proposals in the exercise of the fiduciary duties of the board of directors of Exar. Notwithstanding this limitation, Exar may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an unsolicited alternative transaction proposal that its board of directors has determined in good faith constitutes or is reasonably likely to lead to a superior proposal. Exar’s board of directors may change its recommendation to its stockholders (subject to MaxLinear’s right to terminate the Merger Agreement following such change in recommendation) in response to a superior proposal or an intervening event if the board of directors determines in good faith that the failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties under Delaware law.

The Merger Agreement contains certain termination rights for both Exar and MaxLinear and further provides that, under certain circumstances, Exar must pay MaxLinear a termination fee of $24.8 million and reimburse MaxLinear’s expenses up to $3 million upon termination of the Merger Agreement.

The Merger Agreement has been attached as an exhibit to this Current Report on this Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the parties thereto or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by such parties, including being qualified by documents filed with the SEC or by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement and is not intended to provide investors with any other factual information regarding the parties or their businesses. Investors should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and any such subsequent information may or may not be fully reflected in MaxLinear’s or Exar’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding Exar and MaxLinear that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents that MaxLinear and Exar have filed, or will file, with the SEC.

The foregoing descriptions of the Merger Agreement, the Offer, the Merger and the related ancillary agreements, and the related transactions, are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and incorporated by reference herein.

Support Agreements

As a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, certain stockholders, directors, and executive officers of Exar (“Key Stockholders”) have entered into support agreements with MaxLinear (the “Support Agreements”), pursuant to which such Key Stockholders have agreed, among other things, to tender their shares in the Offer and, if required, vote their respective shares against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of, the Offer, the Merger, or the other transactions contemplated by the Merger Agreement. The Key Stockholders currently own an aggregate of approximately 20% of the shares of Exar common stock outstanding on the date of the Merger Agreement. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Support Agreements, which are filed herewith as Exhibits 99.1 and 99.2 and are incorporated by reference herein.

Commitment Letter

In connection with the Merger Agreement, MaxLinear entered into a debt commitment letter (the “Commitment Letter”), dated as of March 28, 2017, with JPMorgan Chase Bank, N.A. (“JPMCB”), Deutsche Bank AG New York Branch (“DBNY” and, together with JPMCB, the “Initial Lenders”) and Deutsche Bank Securities Inc. (“DBSI”), pursuant to which the Initial Lenders have committed to provide a secured term loan facility in an aggregate principal amount of up to $425,000,000, subject to the satisfaction of certain customary closing conditions (the “Debt Financing”). The facilities are available (i) to finance the Merger, refinance certain existing indebtedness of Exar and its subsidiaries, and fund all related transactions, (ii) to pay fees and expenses incurred in connection therewith and (iii) for working capital and general corporate purposes. Under the terms of the Commitment Letter, the JPMCB and DBSI will act as joint lead arrangers and joint bookrunning managers in connection with the Debt Financing. The definitive documentation governing the Debt Financing has not been finalized, and, accordingly, the actual terms may differ from the description of such terms in the Commitment Letter.

Item 8.01. Other Events

On March 29, 2017, MaxLinear and Exar issued a joint press release announcing the execution of the Merger Agreement, a copy of which is filed herewith as Exhibit 99.3 and incorporated by reference herein.

Additional Information and Where to Find It

In connection with the proposed merger, MaxLinear and its subsidiary will commence the Offer and file a Tender Offer Statement on Schedule TO with the SEC, and Exar will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. EXAR STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL, AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s website at www.sec.gov. Free copies of these materials and certain other offering documents will be sent to Exar’s stockholders by the information agent for the Offer. These documents may also be obtained for free by contacting MaxLinear Investor Relations at http://investors.maxlinear.com/, at IR@MaxLinear.com or by telephone at (760) 517-1112 or by contacting Exar Investor Relations at www.investorrelations@exar.com or by telephone at (510) 668-7201. The contents of the websites referenced above are not deemed to be incorporated by reference into the Offer documents.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated timing of the proposed Offer and Merger; anticipated effects of the proposed Offer and Merger; prospects for the combined company, including (without limitation) expectations with respect to its addressable markets, opportunities within those markets, and the ability of the combined company to serve those markets; the growth strategies of MaxLinear generally and expectations with respect to the impact of the acquisition on MaxLinear’s growth strategies; expectations with respect to the products and customers of the combined company after the proposed Offer and Merger; strategic and financial synergies anticipated to be realized from the proposed Offer and Merger; and expectations for operating results of MaxLinear and Exar for their quarters ending March 31, 2017 and April 2, 2017, respectively. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Exar stockholders to tender their shares in connection with the Offer; failure to receive regulatory approvals; the challenges and costs of closing, integrating, restructuring, and achieving anticipated synergies, particularly in light of differences in the businesses and operations of the two companies; the ability to retain key employees, customers and suppliers; and other factors affecting the business, operating results, and financial condition of either MaxLinear or Exar, including those set forth in the most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K reports filed by MaxLinear and Exar, as applicable, with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on the estimates, projections, and assumptions of MaxLinear or Exar management, as applicable, as of the date hereof, and MaxLinear and Exar are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 28, 2017, by and among MaxLinear, Inc., a Delaware corporation, Exar Corporation, a Delaware corporation, and Eagle Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of MaxLinear.*

99.1	Form of Support Agreement by and between MaxLinear, Inc. and certain stockholders of Exar Corporation dated March 28, 2017

99.2	Form of Support Agreement by and between MaxLinear, Inc. and Simcoe Capital Management, LLC and the other signatories thereto dated March 28, 2017

99.3	Joint Press Release issued by MaxLinear, Inc. and Exar Corporation dated March 29, 2017.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. MaxLinear agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2017	MAXLINEAR, INC.

(Registrant)

By:	/s/ Kishore Seendripu
Kishore Seendripu
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 28, 2017, by and among MaxLinear, Inc., a Delaware corporation, Exar Corporation, a Delaware corporation, and Eagle Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of MaxLinear.*

99.1	Form of Support Agreement by and between MaxLinear, Inc. and certain stockholders of Exar Corporation dated March 28, 2017

99.2	Form of Support Agreement by and between MaxLinear, Inc. and Simcoe Capital Management, LLC and the other signatories thereto dated March 28, 2017

99.3	Joint Press Release issued by MaxLinear, Inc. and Exar Corporation dated March 29, 2017.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. MaxLinear agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.